UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

GB AERO ENGINE MERGER SUB INC.

GB AERO ENGINE LLC

(Name of Filing Persons (Offerors))

GREENBRIAR EQUITY FUND II, L.P.

GREENBRIAR EQUITY FUND II-A, L.P.

GREENBRIAR CO-INVESTMENT PARTNERS II, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0025 PER SHARE

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Ray Benvenuti

GB Aero Engine LLC

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue

Suite A-201

Rye, NY 10580

(914) 925-9600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Herman

Shawn O’Hargan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$109,549,663	$14,942.57
(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,282,443 shares of voting common stock, par value $0.0025 per share at an offer price of $17.75 per share. The transaction value also includes the aggregate offer price for (i) 34,997 shares subject to unvested restricted stock awards and (ii) 854,372 shares issuable pursuant to outstanding options with an exercise price less than $17.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $17.75 minus such exercise price.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the tender offer by (i) GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”) for all of the outstanding shares of common stock, par value $0.0025 per share (the “Shares”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), at a price of $17.75 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated March 26, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

EDAC Technologies Corporation

5 McKee Place

Cheshire, Connecticut 06410

(860) 677-2603

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. The Company has advised Parent that, as of the close of business on March 19, 2013 (i) 5,317,440 Shares were issued and outstanding (including 15,003 shares subject to vested restricted stock awards granted by the Company and 34,997 Shares subject to unvested restricted stock awards granted by the Company), (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company, (iii) 19,657 Shares were reserved for issuance pursuant to equity incentive plans and (iv) 854,372 Shares were subject to issuance pursuant to Company stock options. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and the Sponsors”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and the Sponsors”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and the Sponsors”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and the Sponsors”) and Schedule I attached thereto

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and the Sponsors”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated March 26, 2013.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on March 26, 2013.

(a)(5)(A)	Joint Press Release of EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 18, 2013).

(a)(5)(B)	Joint Press Release issued by EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 26, 2013.

(a)(5)(C)	Class Action Complaint dated March 21, 2013 (Richard Cook v. EDAC Technologies Corporation, et al.)

(a)(5)(D)	Class Action Complaint dated March 22, 2013 (Charles Friedman and Len Grossberg v. EDAC Technologies Corporation, et al.)

(a)(5)(E)	Class Action Complaint dated March 21, 2013 (Mark Crump v. EDAC Technologies Corporation, et al.)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated March 17, 2013, by and among EDAC Technologies Corporation, GB Aero Engine LLC, and GB Aero Engine Merger Sub Inc.

(d)(2)	Voting and Support Agreement, by and among GB Aero Engine LLC and certain shareholders of EDAC Technologies Corporation, dated March 17, 2013.

(d)(3)	Equity Commitment Letter, dated March 17, 2013, from each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. to GB Aero Engine LLC.

(d)(4)	Limited Guarantee, dated as of March 17, 2013, delivered by each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. in favor of EDAC Technologies Corporation.

(d)(5)	Confidentiality Agreement, dated as of January 31, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.

(d)(6)	Exclusivity Agreement, dated as of March 1, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GB Aero Engine Merger Sub Inc.

By:	/s/ Ray Benvenuti
Name:	Ray Benvenuti
Title:	President

GB Aero Engine LLC

By:	/s/ Ray Benvenuti
Name:	Ray Benvenuti
Title:	President

Greenbriar Equity Fund II, L.P.

By:	Greenbriar Equity Capital II, L.P.
Its:	General Partner

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member

Greenbriar Equity Fund II-A, L.P.

By:	Greenbriar Equity Capital II, L.P.
Its:	General Partner

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member

Greenbriar Co-Investment Partners II, L.P.

By:	Greenbriar Holdings II, LLC
Its:	General Partner

By:	/s/ Reginald L. Jones, III
Name:	Reginald L. Jones, III
Title:	Member

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated March 26, 2013.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on March 26, 2013.

(a)(5)(A)	Joint Press Release of EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 18, 2013).

(a)(5)(B)	Joint Press Release issued by EDAC Technologies Corporation and Greenbriar Equity Group LLC, dated March 26, 2013.

(a)(5)(C)	Class Action Complaint dated March 21, 2013 (Richard Cook v. EDAC Technologies Corporation, et al.).

(a)(5)(D)	Class Action Complaint dated March 22, 2013 (Charles Friedman and Len Grossberg v. EDAC Technologies Corporation, et al.).

(a)(5)(E)	Class Action Complaint dated March 21, 2013 (Mark Crump v. EDAC Technologies Corporation, et al.).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated March 17, 2013, by and among EDAC Technologies Corporation, GB Aero Engine LLC, and GB Aero Engine Merger Sub Inc.

(d)(2)	Voting and Support Agreement, by and among GB Aero Engine LLC and certain shareholders of EDAC Technologies Corporation, dated March 17, 2013.

(d)(3)	Equity Commitment Letter, dated March 17, 2013, from each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. to GB Aero Engine LLC.

(d)(4)	Limited Guarantee, dated as of March 17, 2013, delivered by each of Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. in favor of EDAC Technologies Corporation.

(d)(5)	Confidentiality Agreement, dated as of January 31, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.

(d)(6)	Exclusivity Agreement, dated as of March 1, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC.

(g)	None.

(h)	None.